AMENDMENT TO AN
AGREEMENT

AMONG
THE SHAREHOLDERS OF BEATTIE GOLD MINES LTD.
AND
CLIFTON STAR RESOURCES INC.
AND

BEATTIE GOLD MINES LTD.

MADE AS OF THE 8th Day OF APRIL, 2009

Amendment to an Agreement made as of the 8th day of April, 2009

BETWEEN

THE SHAREHOLDERS OF BEATTIE, GOLD MINES LTD., all of 2147 Portage Avenue, in the -City of Winnipeg, in the Province of Manitoba, R3.1 OL4;

(hereinafter referred to as the "Optionor")

OF THE FIRST PART

AND:

CLIFTON STAR RESOURCES INC., having its registered office at 430-580 Homby Street, in the City of Vancouver, in the Province of British Columbia, V6C 3B6;

(hereinafter called the "Optionee")

OF THE SECOND PART

AND:

BEATTIE GOLD MINES LTD., having its registered office at 2147 Portage Avenue, in the City of Winnipeg, in the Province of Manitoba, R3J OL4;

(hereinafter called "Beattie")

OF THE THIRD PART

WHEREAS the Parties hereto entered into an Agreement dated May 1st, 2008, which was amended July 22nd, 2008, and November 24th, 2008 (hereinafter referred to as "the Agreement") and which is attached as Schedule A.

AND WHEREAS there has been unforeseeable delay associated with the performance of the due diligence required by the Optionee in order to make a decision whether or not to continue with the Agreement. In consideration of the Parties hereto continuing to honour it, the Agreement is amended as follows:

Under the terms of Paragraph 1(b) of the Agreement, the Parties agree to extend to December 2009, the time allowed for the Optionee to perform due diligence and make a decision whether or not to continue under the terms of the Agreement. On or before December l', 2009, if the Optionee decides to proceed with the Agreement, it shall deliver to the Optionors written notice of that decision. The date of such notice shall be the "Confirmation Date", The payment to be made on the Confirmation Date shall be the amount of $3,400,000.00 as outlined in the Amendment of November 24th, 2008.